Exhibit 99.2

FORM OF LETTER TO SHAREHOLDERS WHO ARE RECORD HOLDERS

Subscription Rights to Shareholders of Jacksonville Bancorp, Inc.

[                    ], 2013

Dear Shareholder:

This letter is being distributed by Jacksonville Bancorp, Inc. (the “Company”) to all holders of record of shares of its common stock, par value $0.01 per share (the “Common Stock”), at 5:00 p.m., New York time, on [                    ], 2013 (the “Record Date”), other than certain excluded shareholders as described in the Prospectus, in connection with a distribution of nontransferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock (the “Rights Offering”). The Rights and the Common Stock are described in the prospectus dated [                    ], 2013 (a copy of which accompanies this letter) (the “Prospectus”). The Company is offering Rights exercisable into an aggregate of 10 million shares of Common Stock, as described in the Prospectus. The Rights will expire without value, if not exercised prior to 5:00 p.m., New York time, on [                    ], 2013, unless extended (the “Expiration Time”). The subscription agent for the Rights Offering is Registrar and Transfer Company (the “Subscription Agent”).

As described in the accompanying Prospectus, you will receive one Right for each share of Common Stock owned as of 5:00 p.m., New York time, on the Record Date. Each Right will allow you to subscribe for [            ] shares of Common Stock (the “Basic Subscription Privilege”) at the cash price of $0.50 per full share (the “Subscription Price”). We will not issue fractional shares of common stock in the Rights Offering, and you will only be entitled to purchase a whole number of shares of Common Stock, rounded down to the nearest whole number, you would otherwise be entitled to purchase. For example, if you owned 100 shares of Common Stock as of 5:00 p.m., New York time, on the Record Date, you would receive 100 Rights and would have the right to purchase [            ] shares of Common Stock for a total Subscription Price of $[        ].

In the event that you purchase all of the shares of Common Stock available to you pursuant to your Basic Subscription Privilege, you may also exercise an oversubscription privilege (the “Oversubscription Privilege”) to purchase a portion of any shares of Common Stock that are not purchased by other holders through the exercise of their Basic Subscription Privileges (the “Oversubscription Shares”), subject to the availability and pro rata allocation of the Oversubscription Shares among all persons exercising this Oversubscription Privilege, and subject to other limitations described in the Prospectus. To the extent the Oversubscription Shares are not sufficient to satisfy all of the properly exercised Oversubscription Privileges, then the Oversubscription Shares will be allocated among holders who oversubscribed on a pro rata basis, by multiplying the number of shares requested by each holder through the exercise of its Oversubscription Privilege by a fraction that equals (x) the number Oversubscription Shares divided by (y) the total number of shares requested by all holders through the exercise of their Oversubscription Privileges.

You will be required to submit payment in full for all the shares you wish to buy with your Oversubscription Privilege. Because we will not know the total number of Oversubscription Shares prior to the Expiration Date, if you wish to maximize the number of shares you may purchase pursuant to your Oversubscription Privilege, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of Common Stock available to you (i.e., the amount of your full Basic Subscription Privilege and assuming you are allocated the full amount of the shares you elect to purchase pursuant to your Oversubscription Privilege).

The Company does not provide any assurances that each you will actually be entitled to purchase the number of shares of Common Stock issuable upon the exercise of your Oversubscription Privilege in full at the expiration of the Rights Offering. The Company will not be able to satisfy your exercise of the Oversubscription Privilege if all of our shareholders exercise their Basic Subscription Privileges in full, and we will only honor an Oversubscription Privilege to the extent sufficient shares of Common Stock are available following the exercise of subscription rights under the Basic Subscription Privileges and subject to certain limitations as described in the Prospectus.

To the extent the aggregate Subscription Price of the maximum number of Oversubscription Shares available to you pursuant to the Oversubscription Privilege is less than the amount you actually paid in connection with the exercise of the Oversubscription Privilege, you will be allocated only the number of Oversubscription Shares available to you as soon as practicable after the Expiration Time, and your excess subscription payment received by the Subscription Agent will be returned, without interest, as soon as practicable. To the extent the amount you actually paid in connection with the exercise of the Oversubscription Privilege is less than the aggregate Subscription Price of the maximum number of Oversubscription Shares available to you pursuant to the Oversubscription Privilege, you will be allocated the number of Oversubscription Shares for which you actually paid in connection with the Oversubscription Privilege. See “The Rights Offering—Oversubscription Privilege” in the Prospectus. There are limits on the amount of shares that you may purchase pursuant to your Basic Subscription Privilege and Oversubscription Privilege. See “The Rights Offering—Limitations on the Amount You May Purchase.”

The Rights will be evidenced by a nontransferable Rights certificate (the “Rights Certificate”). The Rights will be exercisable until 5:00 p.m., New York time, on [                    ], 2013, the Expiration Time, at which time they will cease to have value.

If you are a beneficial owner of shares of Common Stock on the Record Date you will receive your Rights through a broker, dealer, custodian bank or other nominee. We will have asked all record holders who are brokers, dealers, custodian banks or other nominees to notify their respective beneficial owners of the Rights Offering.

Enclosed are copies of the following documents:

1. Prospectus;

2. Rights Certificate;

3. Instructions as to the Use of Jacksonville Bancorp, Inc. Rights Certificates; and

4. A return envelope addressed to Registrar and Transfer Company, the Subscription Agent.

To exercise the Rights, you should deliver the properly completed and signed Rights Certificate and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate with payment of the Subscription Price, prior to the Expiration Time. A Rights holder cannot revoke the exercise of its Rights, even if the Rights Offering is extended by the Company’s board of directors. Rights not exercised prior to the Expiration Time will expire without value.

Additional copies of the enclosed materials may be obtained from the Subscription Agent at (800) 368-5948 or info@rtco.com. Any questions or requests for assistance concerning the Rights Offering should be directed to the Subscription Agent.

Very truly yours,

Jacksonville Bancorp, Inc.

2